UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 10, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Iconix Brand Group, Inc.

File No. 001-10593 - CF#29507

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Iconix Brand Group, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on March 18, 2013 as amended on May 13, 2013 and June 28, 2013.

Based on representations by Iconix Brand Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.2	through March 15, 2018
Exhibit 10.3	through March 15, 2018
Exhibit 10.4	through January 23, 2019
Exhibit 10.5	through January 23, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary